Exhibit 12.1

Earnings to Fixed Charges

	Quarterly Period Ended		Fiscal Year Ended
	December 28, 2013	December 29, 2012	September 28, 2013	September 29, 2012	October 1, 2011	October 2, 2010	September 26, 2009
Earnings:
Income (loss) before taxes	9	-15	85	4	-346	-162	255
Interest	55	70	244	328	327	313	304
Interest portion of rental expense	4	4	18	20	19	19	19

	68	59	347	352	0	170	578
Fixed Charges:
Interest	55	70	244	328	327	313	304
Interest capitalized	1	1	5	5	3	2	2
Interest portion of rental expense	4	4	18	20	19	19	19

	61	75	267	353	349	334	325
Ratio	1.1	0.8	1.3	1.0	0.0	0.5	1.8
Shortfall (overage)	-8	16	-80	1	349	164	-253